21001473

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SEC Mail Processing
FEB 25 2021
Washington, DC

SEC FILE NUMBER
8-52675

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jacques Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 E. Gude Drive
(No. and Street)

Rockville (City) MD (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph W. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jacques Financial, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Operations Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Maryland
County of Montgomery
Subscribed and sworn to (or affirmed) before me on this 27 day of January, 2021 by Joseph W. Jacques proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ANNE E. JEFFRESS NOTARY PUBLIC MONTGOMERY COUNTY, MD

Notary Expires 08-29-2021

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2020

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Jacques Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jacques Financial, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 19, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 137,891
Commissions Receivable	500,813
Deposit with Clearing Broker	50,000
Total Assets	$ 688,704

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ ---
MEMBER'S EQUITY	
Member's Equity	688,704
Total Liabilities and Member's Equity	$ 688,704

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Commissions	$ 5,963,578
Commissions – Other	36,680
Interest Income	1,925
Total Revenues	6,002,183
EXPENSES	
Operations Management Services	1,883,812
Employee Compensation and Benefits	51,145
Licenses and Permits	15,754
Other Expenses	25,659
Professional Fees	7,227
Total Expenses	1,983,597
Net Income	$ 4,018,586

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance, January 1, 2020	$ 668,532
Net Income	4,018,586
Distributions	(3,998,414)
Balance, December 31, 2020	$ 688,704

See accompanying notes to financial statements.

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	4,018,586
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Increase in Commissions Receivable		(5,373)
Increase in Deposit with Clearing Broker		(50,000)
Net Cash Provided by Operating Activities		3,963,213
CASH FLOWS FROM INVESTING ACTIVITIES		

Net Cash Used by Investing Activities		---
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions		(3,998,414)
Net Cash Used by Financing Activities		(3,998,414)
Net Decrease in Cash		(35,201)
CASH		
Cash and Cash Equivalents Beginning of Year		173,092
Cash and Cash Equivalents End of Year	$	137,891

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:

Interest	$	-
Income Taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000 as a limited liability company. The Company elected S-Corporation status on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The Company operates its broker/dealer business on a fully disclosed basis.

For the year ended December 31, 2020, the broker/dealer business accounted for 100% of total revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – The Company earns commissions revenue and trailing commissions revenue by referring client transactions and performing ongoing client relations duties in mutual funds, annuities, insurance, Section 529 plans, and other financial products and services.

Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Commissions revenue is typically collected during the period earned (trade date or settlement date, or under the terms of the contract or subscription or agreement). Generally accepted accounting principles requires the Company to record on a trade-date basis. The difference between trade-date and settlement date is immaterial to the financial statements.

The Company is responsible for ongoing client relations duties for the financial products that were referred to the client. The Company earns trailing commissions revenue from the performance of these ongoing client relations duties. Trailing commissions revenue is recorded in those periods as the services are performed. Trailing commissions revenue is typically collected during the period earned (trade date or settlement date, or under the terms of the contract or subscription or agreement). Generally accepted accounting principles requires the Company to record on a trade-date basis. The difference between trade-date and settlement date is immaterial to the financial statements.

Commissions - Other is derived from its Tri-Party agreement with its clearing broker, whereby it serves as the secondary correspondent to the clearing broker, and another Broker-Dealer is the

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

primary correspondent. Pursuant to the clearing agreement, the Company introduces its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Leases - The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families and annuities. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The member is taxed on its share of Company earnings. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. In general, the prior three years' tax returns, filed with various taxing agencies, are open to examination.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash Equivalents include cash in money market funds account as of December 31, 2020.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 at December 31, 2020. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $686,591 at December 31, 2020, which satisfied the net capital requirements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Pursuant to the management agreement, Jacques & Associates Certified Public Accountants LLC, is responsible for rent, utilities, salaries and wages, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general and administrative office expenses paid on behalf of the Company. For the year ended December 31, 2020, the Company paid $1,883,812 in Operations Management Services. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

The Company has a Tri-Party agreement with its clearing broker, whereby it serves as the secondary correspondent to the clearing broker, and another Broker-Dealer is the primary correspondent. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2020 was $50,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE 9 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

JACQUES FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
AT DECEMBER 31, 2020

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Member's Equity from Statement of Financial Condition	$	688,704
Deductions and/or Charges		–
Non-Allowable Assets		–
Other Deductions and/or Charges		–
Net Capital before Haircuts on Securities Positions		688,704
Haircuts on Securities		
Cash Equivalents		(2,113)
Net Capital	$	686,591

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA dated December 31, 2020.

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

6 2/3 Percent of Net Aggregate Indebtedness	$	---
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital Requirement (greater of above)	$	50,000
Excess Net Capital	$	636,591
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	60,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$	---
Percentage of Aggregate Indebtedness to Net Capital		0.00%

See report of independent registered public accounting firm.

JACQUES FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
AT DECEMBER 31, 2020

SCHEDULE III

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15C3-3 AS OF DECEMBER 31, 2020

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund, insurance, and investment management companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

JACQUES FINANCIAL, LLC

REPORT PURSUANT TO RULE 17A-5 (D)

ON EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Jacques Financial, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jacques Financial, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jacques Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Jacques Financial, LLC stated that Jacques Financial, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exceptions. Jacques Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jacques Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 19, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

JACQUES FINANCIAL

1700 E. GUDE DRIVE
ROCKVILLE, MD 20850
ph (301) 738-1303
fax (301) 738-1305
JACQUESFINANCIAL.COM

Exemption Report

This is to certify that, to the best of my knowledge and belief:

Jacques Financial, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption under provision 17 C.F.R. Section 240.15c3-3(k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds, annuities, insurance, Section 529 plans, and other financial products and services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemptions throughout the year ended December 31, 2020 without exceptions.

Thank you,

, CCO

Joseph W. Jacques, CCO

JACQUES FINANCIAL, LLC

REPORT ON THE SIPC ANNUAL ASSESSMENT

PURSUANT TO RULE 17A-5(E)4

FOR THE YEAR ENDED DECEMBER 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Jacques Financial, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jacques Financial, LLC and the SIPC, solely to assist you and SIPC in evaluating Jacques Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Jacques Financial, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Jacques Financial, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Jacques Financial, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 19, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*22*******1530**********************MIXED AADC 220
52675 FINRA DEC
JACQUES FINANCIAL LLC
1700 E GUDE DR
ROCKVILLE, MD 20850-1342

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4
   B. Less payment made with SIPC-6 filed (exclude interest) (3)
   7-27-20
   Date Paid
   C. Less prior overpayment applied (84)
   D. Assessment balance due or (overpayment) (83)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ (83)
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $________
   H. Overpayment carried forward $(83)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jacques Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of January, 2021.

Operations Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,002,182
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,999,861
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,999,861
2d. SIPC Net Operating Revenues	$2,321
2e. General Assessment @ .0015	$4

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